Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P.

SIXTH AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P. (the “Partnership”), dated as of August 8, 2013, as amended by a First Amendment, dated as of November 5, 2015, as amended by a Second Amendment, dated as of March 21, 2019, as amended by a Third Amendment, dated as of August 20, 2019, as amended by a Fourth Amendment, dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, to the Second Amended and Restated Limited Partnership Agreement (as amended, the “Agreement”) is made as of the 31st day of March, 2021, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 14.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner, without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 14.1.11 of the Agreement, an amendment that, as determined by the General Partner in its discretion, does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein to permit meetings of the Limited Partners by way of electronic means and to make conforming changes to certain Sections of the Agreement to reflect that, in accordance with the definition of “Percentage Interest”, any Limited Partner’s Percentage Interest in respect of the Preferred Units is at all times zero;

NOW THEREFORE,

1.	Amendments to Article 4

Section 4.6 is hereby deleted in its entirety and replaced with the following:

Section 4.6 Distributions

Subject to this Article 4, the General Partner may in its sole discretion make distributions at any time or from time to time to the Preferred Unitholders in accordance with this Agreement. Subject to the terms of any Preferred Units then Outstanding, the General Partner may in its sole discretion make distributions at any time or from time to time to the Partners (other than Preferred Unitholders) in accordance with their Percentage Interests, provided that all such distributions to the Limited Partners shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent only to the Record Holders pro rata according to their respective Percentage Interests as of the Record Date set for such distribution. Subject to the terms of any Preferred Units then Outstanding, the payment of distributions in accordance with this Agreement shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise. For the avoidance of doubt, the Partnership, the Property Partnership and one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of Taxes withheld or paid by the Partnership or another member of the BPY Group in respect of a Partnership Interest held by a Partner shall be treated either as a distribution to such Partner or as a general expense of the Partnership, as determined by the General Partner in its sole discretion, and the General Partner shall report to the Partners on an annual basis the amount of such Taxes withheld or paid.

2.	Amendments to Article 13

Section 13.3.3 is hereby deleted in its entirety and replaced with the following:

all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 13.3.2 shall be distributed to the Preferred Unitholders in priority to the other Partners, up to the amount of the liquidation entitlement of the Preferred Units, and any remaining amount available for distribution will be distributed to the Partners (other than Preferred Unitholders) in accordance with their Percentage Interests, in each case as of the date chosen by the Liquidator. In the event that the property and cash to be distributed to the Preferred Unitholders on the liquidation of the Partnership is not sufficient to pay the full amount of the liquidation entitlement of the Preferred Units for each Preferred Unit then Outstanding, the amount available for distribution shall be paid to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding). Such distributions shall be made by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation).

3.	Amendments to Article 14

(a)	Section 14.4 is hereby deleted in its entirety and replaced with the following:

All acts of Limited Partners to be taken hereunder shall be taken in the manner provided in this Article 14. Meetings of the Limited Partners may only be called by the General Partner. A meeting shall be held at a time and at a place (outside of Canada) or by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously (“electronic means”), as may be determined by the General Partner on a date not less than 10 days and not more than 60 days after the mailing of notice of the meeting. For any meeting held by electronic means, the place of such meeting shall be deemed to be the physical location of the chairman of such meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the activities and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Limited Partnership Act or the Law of any other jurisdiction in which the Partnership is qualified to conduct activities and affairs.

(b)	Section 14.7 is hereby deleted in its entirety and replaced with the following:

When a meeting (including a meeting conducted by electronic means) is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed if the time and place thereof (including for a meeting conducted by electronic means) are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting and/or the new Record Date, as applicable, shall be given in accordance with this Article 14.

(c)	Section 14.8 is hereby deleted in its entirety and replaced with the following:

Subject to the terms of any Preferred Units then Outstanding, twenty percent of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage. Subject to the terms of any Preferred Units then Outstanding, at any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 14.7. At any meeting of Limited Partners conducted by electronic means, a Limited Partner who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of this Agreement to be present at the meeting

4.	Effective Date

This Amendment shall be effective as of March 31, 2021.

5.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

6.	General

(d)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(e)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the 31st day of March, 2021.

GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President